                                 GRAUBARD MILLER

                              The Chrysler Building
                              405 Lexington Avenue
                            New York, N.Y. 10174-1901
                                 (212) 818-8800

FACSIMILE                                                 DIRECT DIAL NUMBER
(212) 818-8881                                             (212) 818-8638
                                                            EMAIL ADDRESS
                                                        jgallant@graubard.com

                                                              February 21, 2007

Ms. Elaine Wolff
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC  20549

                  Re:      China Opportunity Acquisition Corp.
                           First Amendment to Registration Statement on Form S-1
                           Filed January 24, 2007
                           File No. 333-137716
                           -----------------------------------------------------

Ladies and Gentlemen:

         On behalf of China Opportunity Acquisition Corp. (the "Company"), we
respond as follows to the Staff's comment letter, dated February 1, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 4 to the
Registration Statement ("Amendment No. 4"), a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 4 to Amanda
McManus.

         Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 4 the specific locations in such amendment in which our responses to the Staff's comments are reflected.

EXHIBIT 23.1
------------
1.       THE CONSENT FILED WITH THIS AMENDMENT REFERS TO THE REPORT OF
         WITHUMSMITH+BROWN DATED JANUARY 12, 2007, BUT THE REPORT INCLUDED IN
         THE AMENDMENT IS DATED JANUARY 22, 2007. PLEASE REVISE THIS DISCREPANCY
         IN YOUR NEXT AMENDMENT.

                  We have included a currently dated consent of
WithumSmith+Brown that removes the above-referenced discrepancy.

Securities and Exchange Commission
February 21, 2007

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                            Very truly yours,

                                            /s/ Jeffrey M. Gallant

                                            Jeffrey M. Gallant

cc:      Harry Edelson
         David M. Nussbaum
         Steven Levine
         Robert J. Mittman, Esq.